UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Packaging Corporation of America

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

695156109

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 695156109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCA Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 21,773,010 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 21,773,010 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,773,010 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.1%

12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 695156109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 21,773,010 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 21,773,010 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,773,010 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 695156109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 21,773,010 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 21,773,010 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,773,010 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 695156109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 21,773,010 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 21,773,010 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,773,010 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.1%

12.	Type of Reporting Person (See Instructions) 00

Item 1.
(a)	Name of Issuer Packaging Corporation of America (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 1900 West Field Court Lake Forest, Illinois 60045

Item 2.
(a)

Name of Person Filing
This Amendment No. 3 to Statement on Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (1) PCA Holdings LLC, a Delaware limited liability company (“PCA Holdings”), by virtue of its direct beneficial ownership of 21,773,010 shares of Common Stock; (2) Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership (“MDCP III”), by virtue of it being the Managing Member of PCA Holdings; (3) Madison Dearborn Partners III, L.P., a Delaware limited partnership (“MDP III”), by virtue of it being the general partner of MDCP III; and (4) Madison Dearborn Partners, LLC, a Delaware limited liability company (“MDP, LLC”), by virtue of it being the general partner of MDP III, all of which are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit A to the Schedule 13G filed by the Reporting Persons on February 13, 2001, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-(1)(k) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

(c)	Citizenship Each of the Reporting Persons is organized under the laws of the State of Delaware.
(d)	Title of Class of Securities Common Stock, par value $0.01 per share
(e)	CUSIP Number 695156109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
This schedule is not being filed pursuant to §240.13d-1(b) and therefore, none of the above are applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

All ownership percentages of the securities reported herein are based upon 108,119,659 shares of Common Stock outstanding as of November 4, 2005, as disclosed in the Company’s Quarterly Report filed on Form l0-Q with the Securities and Exchange Commission on November 8, 2005, for the fiscal quarter ended September 30, 2005.

PCA Holdings

(a)	Amount beneficially owned: PCA Holdings is the direct owner of 21,773,010 shares of the Common Stock of the Company.
(b)	Percent of class: 20.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 21,773,010
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 21,773,010

MDCP III
(a)

Amount beneficially owned:

MDCP III is the Managing Member of PCA Holdings. Pursuant to the Amended and Restated Limited Liability Company Agreement of PCA Holdings, dated as of April 12, 1999 (the “LLC Agreement”), each member of PCA Holdings has agreed that the Managing Member shall have the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Common Stock of the Company held by PCA Holdings. MDCP III, by virtue of being the Managing Member of PCA Holdings, has the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Common Stock of the Company held by PCA Holdings and may therefore be deemed to be the beneficial owner of all of such shares.

(b)	Percent of class: 20.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 21,773,010
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 21,773,010

MDP III and MDP, LLC
(a)

Amount beneficially owned:

Dispositive and voting power of securities over which MDCP III has voting and dispositive power is shared by MDP III, the general partner of MDCP III, by a committee of limited partners of MDP III and by MDP, LLC, the general partner of MDP III. For purposes of Rule 13d-3 of the Act, MDP III and MDP, LLC may be deemed to have shared voting and dispositive power with respect to the 21,773,010 shares of Common Stock over which MDCP III has voting and dispositive power.

(b) Percent of class: 20.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 21,773,010
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 21,773,010

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

PCA HOLDINGS LLC

By:	Madison Dearborn Capital Partners III, L.P.
Its:	Managing Member

By:	Madison Dearborn Partners III, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Samuel M. Mencoff
Samuel M. Mencoff, Managing Director

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By:	Madison Dearborn Partners III, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Samuel M. Mencoff
Samuel M. Mencoff, Managing Director

MADISON DEARBORN PARTNERS III, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Samuel M. Mencoff
Samuel M. Mencoff, Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Samuel M. Mencoff
Samuel M. Mencoff, Managing Director